

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 5, 2016

Edward P. Karthaus
Chief Executive Officer
Craig McCannell
Chief Financial Officer
Yappn Corp.
1001 Avenue of the Americas
11th Floor
New York, NY 10018

>   **Re: Yappn Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 21, 2016**
>   **File No. 333-213947**

Dear Messrs. Karthaus and McCannel:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2016 letter.

Business History, page 29

1. We note your response to Comment 2 and the new risk factor on page 12. In connection with the Ortsbo transaction, you issued a total of 12,998,682 shares, with 1.5 million shares issued to Ortsbo Inc. and 11,498,682 shares issued to an unidentified third party. You also disclose, on page F-27, that, of the remaining Ortsbo-transaction share issuance, 17,687,500 shares will be issued, not to Ortsbo Inc., but to Winterberry Investments Inc. and 1,300,818 shares to a former holder of Ortsbo Inc.'s stock. As Ortsbo Inc. will not receive any more shares, please revise the new risk factor on page 12 to discuss the change of control that would occur upon the issuance to Winterberry Investments Inc. If

no change of control would occur, please remove the change-of-control discussion in the new risk factor on page 12.

Description of Business

Business History, page 29

2. Though we note your response to Comment 3, it does not appear that you have revised your disclosure accordingly. Please do so, or tell us where the referenced revision discussing the timeline was made. We note that the remaining 18,988,318 shares will be issued, not to Ortsbo Inc., but to Winterberry Investments Inc. and to an individual.

Market for Common Equity and Related Stockholder Matters

Recent Sales of Unregistered Securities, page 39

3. We note your response to Comment 6. The information required by Item 3.02 of Form 8-K is generally required to be filed within four business days after the sale of equity securities in a transaction that is not registered under the Securities Act. It does not appear that you included the information required by Item 3.02 of Form 8-K in the Form 8-K filed on July 16, 2015 that you reference in your response. Additionally, information required by Form 8-K may be disclosed in a periodic report in lieu of a Form 8-K only if the periodic report is filed within four business days of the triggering event. Refer to Exchange Act Form 8-K Compliance & Disclosure Question 101.01. Please confirm your understanding of your Item 3.02 Form 8-K filing obligations or tell us why you do not believe you were required to file an Item 3.02 Form 8-K.

Certain Relationships and Related Transactions, and Director Independence, page 60

4. We note your response to Comment 7. Item 404(a)(1) of Regulation S-K requires the name of the related person to be disclosed; please update this section accordingly.

5. Page 63 indicates that you have an obligation to issue 17,687,500 shares to Winterberry Investments Inc., which is controlled by one of your directors, David Berry. Please disclose that obligation in this section.

6. In this section, please disclose the July 6, 2015 Asset Purchase Agreement between you, Ortsbo Inc., Intertainment Media Inc., and Winterberry Investments Inc.

7. In this section, please disclose, if applicable, the identity of the party who received the 11,498,682 shares you issued in connection with the Ortsbo transaction. Based on the Asset Purchase Agreement, it appears that Intertainment Media Inc. is that party.

Edward P. Karthaus
Craig McCannell
Yappn Corp.
December 5, 2016
Page 3

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Joseph I. Emas, Esq.